The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED NOVEMBER 29, 2005

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-104758

P R O S P E C T U S   S U P P L E M E N T

(To Prospectus Dated May 6, 2003)

$350,000,000

Ambac Financial Group, Inc.

% Debentures due 2035

The debentures will bear interest at the rate of             % per annum. Ambac Financial Group, Inc. will pay interest on June      and December      of each year, beginning on June     , 2006. The debentures will mature on December     , 2035. We may redeem all or some of the debentures prior to maturity at the redemption price set forth in this prospectus supplement. The debentures will not have the benefit of any sinking fund.

The debentures will be our unsecured obligations and will rank equally with all of our other unsecured senior indebtedness. The debentures will be issued only in registered form in denominations of $1,000 and integral multiples thereof.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Debenture	Total
Public Offering Price	%	$
Underwriting Discount	%	$
Proceeds to Ambac (before expenses)%		$

Interest will accrue from December    , 2005 to date of delivery.

We expect that the debentures will be ready for delivery in book-entry form only through The Depository Trust Company, on or about December     , 2005.

Citigroup Goldman, Sachs & Co. Merrill Lynch & Co.

HSBC	KeyBanc Capital Markets

                     , 2005.

You should read this prospectus supplement along with the prospectus that follows. Both documents contain information that you should consider when making your investment decision. You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from or additional to that contained in this prospectus supplement and the accompanying prospectus. We are offering to sell, and seeking offers to buy, the debentures only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement and the date of the accompanying prospectus, regardless of the time of delivery of this prospectus supplement or any sales of the debentures. In this prospectus supplement and the accompanying prospectus, unless otherwise indicated, “we,” “us,” “our” and “Ambac” refer to Ambac Financial Group, Inc. and its subsidiaries.

S-i

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the SEC. See “Where You Can Find More Information” beginning on page 16 in the accompanying prospectus for information on the documents we incorporate by reference in this prospectus supplement and the accompanying prospectus.

As described in the accompanying prospectus, we incorporate by reference the following documents:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (filed on March 15, 2005);

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 (filed on May 10, 2005), June 30, 2005 (filed on August 9, 2005) and September 30, 2005 (filed on November 9, 2005);

•	Current Reports on Form 8-K filed on January 26, 2005, February 17, 2005, February 22, 2005, April 11, 2005, April 20, 2005, May 5, 2005, July 20, 2005, August 2, 2005 and October 19, 2005;

•	Definitive Proxy Statement for an Annual Meeting of Stockholders held on May 3, 2005; and

•	Annual Report of Employee Stock Purchase Plans on Form 11-K (filed on June 29, 2005).

SUMMARY OF THE OFFERING

Issuer	Ambac Financial Group, Inc.

Securities Offered	$350,000,000 aggregate principal amount of % debentures due 2035.

Maturity	December , 2035.

Interest	The debentures will bear interest at a rate of % per year from June , 2006, payable semiannually in arrears on June and December of each year, commencing on June , 2006.

Ranking

The debentures will be our senior unsecured obligations and will rank equally with all of our other senior unsecured indebtedness from time to time outstanding. The debentures will be effectively subordinated to any of our future secured indebtedness and to existing and future indebtedness of our subsidiaries.

Optional Redemption

The debentures will be redeemable prior to maturity, in whole at any time or in part from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the debentures to be redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus          basis points, plus, in each case, accrued interest thereon to the date of redemption. See “Description of the Debentures—Optional Redemption.”

Sinking Fund	None.

Use of Proceeds

We intend to use the net proceeds from this offering to prefund the redemption, subject to the then prevailing market conditions and our desire to have an amount of leverage appropriate to maintain our current ratings, of our outstanding 7% debentures due 2051 on or after October 17, 2006 and for general corporate purposes.

Form

The debentures will be issued in book-entry form and will be represented by one or more global securities that will be deposited with and registered in the name of The Depository Trust Company, New York, New York (or DTC), or its nominee. Beneficial interests in any of the debentures will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances.

Absence of a Public Market for the Debentures	The debentures are new securities for which there is currently no public market. We cannot assure you that any active or liquid market will develop for the debentures. See “Underwriting.”

Ratings	Our senior unsecured debt ratings are as follows:

Aa2 from Moody’s Investors Services, Inc.
AA from Standard & Poor’s Ratings Services

The ratings set forth above are not a recommendation to purchase, hold or sell the debentures and are subject to revision or withdrawal at any time by the rating agencies.

AMBAC FINANCIAL GROUP, INC.

Ambac, headquartered in New York City, is a holding company whose subsidiaries provide financial guarantee products and other financial services to clients in both the public and private sectors around the world. Ambac was incorporated on April 29, 1991. Ambac provides financial guarantees and structured finance obligations through its principal operating subsidiary, Ambac Assurance Corporation.

Generally, financial guarantee products written by Ambac Assurance in both the primary and secondary markets guarantee payment when due of the principal of and interest on the guaranteed obligation. In essence, Ambac steps in to make payments if the party responsible for making payments fails to do so.

Ambac Assurance has earned triple-A ratings, the highest ratings available from Moody’s Investors Service, Inc. in 1987, Standard & Poor’s Rating Services in 1979, Fitch, Inc. in 1994 and Rating and Investment Information, Inc. in 1993. Ambac Assurance’s ratings have been affirmed annually by each of the rating agencies and have never been revised downward or put on review for a possible downgrade. All of these ratings were last reaffirmed in 2005. These ratings are an essential part of Ambac Assurance’s ability to provide credit enhancement.

Ambac Assurance provides its financial guarantees for a variety of products, including:

•	public finance securities, which include bonds issued by state and local municipalities such as cities, counties, towns and villages, as well as water districts, sewer districts, higher educational institutions, hospitals, transportation authorities, housing authorities and other similar agencies;

•	mortgage-backed securities, which are bonds and notes where investors receive payments out of the interest and principal on the underlying mortgages that back the securities;

•	asset-backed securities, which are bonds and notes where investors receive payments out of cash flows from the underlying accounts receivable, loans, corporate debt or sovereign debt that back the securities; and
•	asset-backed securities, which are bonds and notes where investors receive payments out of cash flows from the underlying accounts receivable, loans, corporate debt or sovereign debt that back the securities; and

•	structured credit derivatives, which are privately negotiated contracts that provide an investor with credit protection against the occurrence of a specific event such as a payment default or bankruptcy relating to an underlying obligation.

Ambac Assurance, which serves the global capital markets, is primarily engaged in guaranteeing public finance securities, mortgage-backed securities and asset-backed securities. Global capital markets include the U.S. financial markets and international markets such as the United Kingdom, Japanese, Australian and Italian financial markets. Ambac Assurance is the successor of the founding financial guarantee insurance company, which wrote the first bond insurance policy in 1971.

Ambac provides financial services and investment products principally to its financial guarantee clients which include municipalities and their authorities, school districts, health care organizations and asset-backed issuers.

Through its financial services subsidiaries, Ambac provides financial and investment products that include:

•	investment agreements, which are contracts between Ambac and a client that provide for the guaranteed return of principal invested and for the payment of interest at a guaranteed rate;

•	interest rate swaps, currency swaps and total return swaps; and

•	funding conduits, which are special purpose companies that help clients raise funds by issuing notes for the purpose of acquiring financial assets such as trade receivables from the client.

As a holding company, Ambac Financial Group, Inc. is largely dependent on dividends from Ambac Assurance, its principal operating subsidiary, to pay dividends on its capital stock, to pay principal of and interest on its indebtedness, to pay its operating expenses, and to make capital investments in its subsidiaries. Dividends from Ambac Assurance are subject to certain insurance regulatory restrictions.

Our principal executive offices are located at One State Street Plaza, New York, New York 10004 and our telephone number is (212) 668-0340.

RATINGS

Our outstanding long-term senior debt has ratings of Aa2 and AA from Moody’s Investors Services, Inc. and Standard & Poor’s Ratings Services, respectively. A security rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time by the assigning rating organization.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the debentures to prefund the redemption, subject to the then prevailing market conditions and our desire to have an amount of leverage appropriate to maintain our current ratings, of our outstanding 7% debentures due 2051 on or after October 17, 2006 and for general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES

The following table contains our ratio to fixed charges for each of the periods indicated:

	Years ended December 31,					Nine Months Ended
	2004	2003	2002	2001	2000	September 30, 2004	September 30, 2005
Ratio of earnings to fixed charges	18.1x	16.0x	13.3x	14.4	13.3x	17.8x	18.1x

We computed the ratio of earnings to fixed charges by dividing earnings before income taxes and extraordinary items plus fixed charges by the fixed charges. For the purpose of this ratio, fixed charges consist of interest expense incurred, capitalized interest, amortization of debt expense and one-third of rental payments under operating leases, an amount deemed representative of the appropriate interest factor. Since we did not have any preferred stock outstanding during the periods indicated above, our ratio of earnings to combined fixed charges and preference dividends for each relevant period will be the same as our ratio of earnings to fixed charges.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2005. Our capitalization is presented:

•	on an actual basis; and

•	as adjusted to reflect the sale of the debentures in this offering.

You should read the information in this table together with our consolidated financial statements and the related notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference in this prospectus supplement and the accompanying prospectus.

	At September 30, 2005
	Actual	As Adjusted
	(unaudited) (in thousands)
Long-term debt:
9 3/8% Debentures due 2011	$142,252		$142,252
7 1/2 % Debentures due 2023	74,635		74,635
7.00% Debentures due 2051(1)	200,000		200,000
5.95% Debentures due 2103	200,000		200,000
5.875% Debentures due 2103	175,000		175,000
Debentures offered hereby	—		350,000

Total debentures	791,887		1,141,887

Variable interest entity notes	1,068,840		1,068,840

Total long-term debt	1,860,727		2,210,727

Stockholders’ equity	5,193,995

Total capitalization	$7,054,722	$

(1) Ambac intends to redeem and/or purchase all of our outstanding 7% debentures due 2051 on or after October 17, 2005, subject to the then prevailing market conditions and our desire to have an amount of leverage appropriate to maintain our current ratings. See “Use of Proceeds.”

DESCRIPTION OF THE DEBENTURES

The following description of the particular terms of the debentures supplements the description of the general terms and provisions of debt securities, including the debentures, set forth in the accompanying prospectus. Reference is made to the accompanying prospectus for a summary of certain additional provisions of the debentures.

General

We will issue the debentures as a separate series of senior debt securities pursuant to an officers’ certificate as provided under an indenture, dated as of April 22, 2003, between Ambac and The Bank of New York, as successor trustee to JPMorgan Chase Bank N.A. Capitalized terms not otherwise defined herein shall have the meanings given to them in the accompanying prospectus and the indenture.

The aggregate principal amount of the debentures will be limited to $            , subject to the provisions described below under “—Further Issues.” The debentures will be our unsecured obligations and will rank equally with all of our other unsecured senior indebtedness. The indenture does not limit our ability or the ability of our subsidiaries to incur additional indebtedness. The debentures will be effectively subordinated to all indebtedness and other liabilities of our subsidiaries. As of September 30, 2005, our subsidiaries had approximately $13.2 billion of liabilities (excluding intercompany liabilities).

The debentures will bear interest at the rate of     % per annum. Interest will accrue from December     , 2005, or from the most recent interest payment date to which we paid or duly provided for interest. We will pay interest on the debentures on June      and December      of each year, beginning on June , 2006. Interest payments will be made to the persons or entities in whose names the debentures are registered at the close of business on                      or                     , as the case may be, next preceding the relevant interest payment date. Interest will be calculated on the basis of a 360-day year of twelve 30-day months.

The debentures will mature on December     , 2035. The debentures will not have the benefit of, or be subject to, any sinking fund.

The trustee, through its corporate trust office in New York, New York, will act as our paying agent for the debentures. We will make principal and interest payments in respect of the debentures through the trustee. See “—Book-Entry System.”

The debentures will be issued only in registered form in denominations of $1,000 and integral multiples thereof.

Optional Redemption

We may redeem the debentures in whole or in part, at our option at any time, at a redemption price equal to the greater of (1) 100% of the principal amount of the debentures or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus              basis points, plus, in each case, accrued interest thereon to the date of redemption.

“Treasury Rate” means, with respect to any redemption date, the rate per year equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the debentures to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such debentures.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the trustee after consultation with Ambac.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

“Reference Treasury Dealer” means each of (1) Citigroup Global Markets Inc., Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated or their affiliates which are primary U.S. Government securities dealers in The City of New York (a “Primary Treasury Dealer”), and their respective successors and (2) two other Primary Treasury Dealers; provided, however, that if any of the foregoing or their affiliates shall cease to be a Primary Treasury Dealer, the Company shall substitute therefor another Primary Treasury Dealer.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of debentures to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the debentures or portions thereof called for redemption.

We will pay interest to a person other than the holder of record on the record date if we elect to redeem the debentures on a date that is after a record date but on or prior to the corresponding interest payment date. In this instance, we will pay accrued interest on the debentures being redeemed to, but not including, the redemption date to the same person to whom we will pay the principal of those debentures.

Book-Entry System

The following are summaries of certain rules and operating procedures of DTC that affect the payment of principal and interest and the transfers of interests in the global debentures. Upon issuance, the debentures will be issued only in the form of one or more definitive global securities which will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co., as nominee of DTC. Unless and until it is exchanged in whole or in part for debentures in definitive form under the limited circumstances described below, a global debenture may not be transferred except as a whole (1) by DTC to a nominee, (2) by a nominee of DTC to DTC or another nominee of DTC or (3) by DTC or any such nominee to a successor of DTC or a nominee of such successor.

Ownership of beneficial interests in a global debenture will be limited to persons that have accounts with DTC for such global debenture, participants, or persons that may hold interests through participants. Upon the issuance of a global debenture, DTC will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the debentures represented by such global debenture beneficially owned by such participants. Ownership of beneficial interests in the global debentures will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by DTC, with respect to interests of participants. The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may limit or impair the ability to own, transfer or pledge beneficial interests in the global debentures.

So long as DTC or its nominee is the registered owner of a global debenture, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the debentures represented by such global debenture for all purposes under the indenture. Except as set forth below, owners of beneficial interests in a global debenture will not be entitled to have debentures represented by such global debenture registered in their names, will not receive or be entitled to receive physical delivery of such debentures in certificated form and will not be considered the registered owners or holders thereof under the indenture. Accordingly, each person owning a beneficial interest in a global debenture must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a global debenture desires to give or take any action that a holder is entitled to give or take under the indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or to take such action or would otherwise act upon the instructions of beneficial owners holding through them.

Principal and interest payments on interests represented by a global debenture will be made to DTC or its nominee, as the case may be, as the registered owner of such global debenture. None of Ambac, the trustee or any other agent of Ambac or agent of the trustee will have any responsibility or liability for any facet of the records relating to or payments made on account of beneficial ownership of interests. We expect that DTC, upon receipt of any payment of principal or interest in respect of a global debenture, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in such global debenture as shown on the records of DTC. We also expect that payments by participants to owners of beneficial interests in the global debentures held through such participants will be governed by standing customer instructions and customary practice, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be responsibility of such participants.

If DTC is at any time unwilling, unable or ineligible to continue as depositary for the debentures, and we fail to appoint a successor depository registered as a clearing agency under the Securities Exchange Act of 1934 within 90 days, we will issue debentures in definitive form in exchange for the respective global debentures. Any debentures issued in definitive form in exchange for the global debentures will be registered in such name or names, and will be issued in denominations of $1,000 and integral multiples of $1,000, as DTC shall instruct the trustee. It is expected that such instructions will be based upon directions received by DTC from participants with respect to ownership of beneficial interests in the global debentures.

DTC is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of which, and/or their representatives, own DTC. Access to the DTC book-entry system is also available to others, such as banks, brokers and dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Same-Day Settlement and Payment

Settlement for the debentures will be made by the underwriters in immediately available funds. All payments of principal and interest in respect of the debentures will be made by us in immediately available funds.

The debentures will trade in DTC’s Same-Day Funds Settlement System until maturity and secondary market trading activity in the debentures will settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the debentures.

Further Issues

We may from time to time, without notice to or the consent of the registered holders of the debentures, create and issue further debentures ranking pari passu with the debentures in all respects, or in all respects except for the payment of interest accruing prior to the issue date of such further debentures or except for the first payment of interest following the issue date of such further debentures, and so that such further debentures may be consolidated and form a single series with the debentures offered hereby and have the same terms as to status, redemption or otherwise as the debentures offered hereby.

Additional Terms

For additional important information about the debentures, see “Description of Debt Securities” in the accompanying prospectus. That information includes:

•	additional information on the terms of the debentures;

•	general information on the indenture and trustee;

•	a description of the limitation on consolidation, merger and sale of assets; and

•	as description of events of default under the indenture.

Ambac’s Relationship With the Trustee

The trustee under the indenture, The Bank of New York occasionally acts as trustee in connection with obligations insured by Ambac and its subsidiaries. The Bank of New York is also acting as a trustee in connection with certain debt obligations that were previously issued by us and as a creditor under the $400 million revolving credit facility entered into by Ambac and its subsidiary Ambac Assurance Corporation. In addition, we have various business dealings with affiliates of the trustee.

UNDERWRITERS

Citigroup Global Markets Inc., Goldman, Sachs & Co. and Merrill Lynch, Pierce Fenner & Smith Incorporated are acting as joint bookrunning managers or representatives of the offering.

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of debentures set forth opposite the underwriter’s name.

Underwriter	Principal Amount of Debentures
Citigroup Global Markets Inc.	$
Goldman, Sachs & Co.
Merrill Lynch, Pierce Fenner & Smith Incorporated
HSBC Securities (USA) Inc.
KeyBanc Capital Markets, A Division of McDonald Investments Inc.

Total		$350,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the debentures included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the debentures if they purchase any of the debentures.

The underwriters propose to offer some of the debentures directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the debentures to dealers at the public offering price less a concession not to exceed     % of the principal amount of the debentures. The underwriters may allow, and dealers may reallow, a concession not to exceed     % of the principal amount of the debentures on sales to other dealers. After the initial offering of the debentures to the public, the representatives may change the public offering price and concessions.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the debentures).

Paid by Ambac
Per debenture	%

In connection with the offering, the representatives may purchase and sell debentures in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of debentures in excess of the principal amount of debentures to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the debentures in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of debentures made for the purpose of preventing or retarding a decline in the market price of the debentures while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when an underwriter, in covering syndicate short positions or making stabilizing purchases, repurchase debentures originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the debentures. They may also cause the price of the debentures to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The debentures are a new issue of securities with no established trading market and will not be listed on any national securities exchange. The underwriters have advised us that they intend to make a market for the debentures, but they have no obligation to do so and may discontinue market making at any time and for any reason without providing any notice. We cannot give any assurance as to the liquidity of any trading market for the debentures.

We estimate that our total expenses for this offering will be approximately $            .

The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. Ambac and its subsidiary Ambac Assurance Corporation have entered into a $400 million revolving credit facility with some of the affiliates of certain of the underwriters. These companies receive standard fees for their services. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business, for which they will receive customary fees and expenses.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (“the Relevant Implementation Date”), it has not made and will not make an offer of debentures to the public in that Relevant Member State prior to the publication of a prospectus in relation to the debentures which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of debentures to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to investors with the minimum total consideration per investor of €50,000; or

(d) in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of debentures to the public” in relation to any debentures in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the debentures to be offered so as to enable an investor to decide to purchase or subscribe the debentures, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a) (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the debentures other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the debentures would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act (the “FSMA”) by the issuer;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the debentures in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the debentures in, from or otherwise involving the United Kingdom.

The offer in The Netherlands of the debentures included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

Certain of the underwriters may make the debentures available for distribution on the Internet through a proprietary Web site and/or a third-party system operated.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the debentures in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of debentures are made. Any resale of the debentures in Canada must be made under applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the debentures.

Representations of Purchasers

By purchasing debentures in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

•	the purchaser is entitled under applicable provincial securities laws to purchase the debentures without the benefit of a prospectus qualified under those securities laws,

•	where required by law, the purchaser is purchasing as principal and not as agent,

•	where required by law, the purchaser has not been created or being used solely to purchase or hold securities in reliance on an exemption from the dealer registration requirement or the prospectus requirement under applicable Canadian provincial securities legislation, and

•	the purchaser has reviewed the text above under “— Resale Restrictions.”

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases debentures offered by this prospectus supplement during the period of distribution will have a statutory right of action for damages, or while still the owner of the debentures, for rescission against us in the event that this prospectus supplement contains a misrepresentation, in each case without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the debentures. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the debentures. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the debentures were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the debentures as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of debentures should consult their own legal and tax advisors with respect to the tax consequences of an investment in the debentures in their particular circumstances and about the eligibility of the debentures for investment by the purchaser under relevant Canadian legislation.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following summary discusses certain material U.S. federal income tax consequences of the purchase, ownership, and disposition of the debentures. This summary applies to you if you are a non-U.S. holder (as defined below). This summary deals only with debentures held as capital assets and is applicable only to initial purchasers of debentures who purchase the debentures for cash in this offering. Additionally, this summary does not address specific tax consequences that may be relevant to you if you are a holder subject to special tax treatment, including a dealer in securities or currencies, a bank, a financial institution, an insurance company, a tax-exempt entity, a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings, or a person who holds the debentures as part of a hedging, integrated, constructive sale or conversion transaction or a straddle. This summary does not address alternative minimum tax consequences, if any, or any state, local or foreign tax consequences. Special rules may apply to certain non-U.S. holders, such as U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” and investors in pass-through entities. Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations, rulings and judicial decisions as of the date hereof, all of which are subject to change, possibly with retroactive effect.

If you are considering the purchase of debentures, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you as well as any consequences arising under the laws of any other taxing jurisdiction.

For purposes of this summary, you are a non-U.S. holder if you are not a U.S. person and are not an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is (i) a citizen or resident alien individual of the United States; (ii) a corporation (or any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision of the United States; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if it (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. If a partnership holds the debentures, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the debentures, you should consult your tax advisor.

Payments of Interest and Principal

The 30% U.S. federal withholding tax will not apply to any payment to you of interest or principal on a debenture provided that:

•	interest paid on the debenture is not effectively connected with your conduct of a trade or business in the United States;

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of section 871(h)(3) of the Code;

•	you are not a “controlled foreign corporation” that is related to us within the meaning of section 864(d)(4) of the Code;

•	you are not a bank whose receipt of interest on a debenture is described in section 881(c)(3)(A) of the Code; and

•	(i) you provide your name and address, and certify on an Internal Revenue Service (“IRS”) Form W-8BEN (or successor form), under penalties of perjury, that you are not a U.S. person or (ii) you hold your debentures through certain foreign intermediaries, and you and the foreign intermediary satisfy the certification requirements of applicable U.S. Treasury regulations.

Special certification rules apply to you if you are a non-U.S. holder that is a pass-through entity rather than a corporation or an individual.

If you cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (i) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or (ii) IRS Form W-8ECI (or successor form) stating that interest paid on the debenture is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States. If you are engaged in a trade or business in the United States and interest on a debenture is effectively connected with the conduct of that trade or business and, if an income tax treaty applies, is attributable to your U.S. permanent establishment, you will be subject to U.S. federal income tax on that interest on a net income basis (although you will be exempt from the 30% withholding tax, provided you satisfy the certification requirements described above) in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange, Redemption or Other Disposition

Any gain realized upon the sale, exchange, redemption or other disposition of a debenture generally will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with your conduct of a trade or business in the United States, and, if an income tax treaty applies, is attributable to your U.S. permanent establishment, or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

If you are a non-U.S. holder whose gain is described in the first bullet point above, you will be subject to U.S. federal income tax on the net gain derived from the sale at the applicable graduated rate(s). If you are a corporate non-U.S. holder whose gain is described in the first bullet point above, you may also be subject to a branch profits tax at a 30% rate or a lower rate if an income tax treaty applies. If you are an individual non-U.S. holder described in the second bullet point above, you will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S.-source capital losses, even though you are not considered a resident of the United States.

Information Reporting and Backup Withholding

If you are a non-U.S. holder, in general, you will not be subject to backup withholding with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a U.S. person, as defined under the Code, and you have given us the statement described above certifying that you are not a U.S. person. In addition, you will not be subject to backup withholding with respect to the proceeds of the sale of a debenture within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption. However, we may be required to report annually to the IRS and to you the amount of, and the tax withheld with respect to, any interest paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax provided the required information is furnished to the IRS in a timely manner.

LEGAL OPINIONS

Anne Gill Kelly, Esq., Managing Director, Secretary and Assistant General Counsel of Ambac, One State Street Plaza, New York, New York 10004, and Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York 10036 will act as our legal counsel. Anne Gill Kelly, Esq. will issue an opinion about the legality of the debentures. Anne Gill Kelly, Esq. beneficially owns, or has the right to acquire under Ambac’s employee benefit plans, an aggregate of less than 1% of Ambac’s common stock. Shearman & Sterling LLP, New York, New York, will act as counsel to the underwriters.

EXPERTS

Ambac’s consolidated financial statements and related financial statement schedules as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004 and management’s assessment of the effectiveness of internal control over financial reporting as of December 13, 2004, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP refers to changes, in 2003, in Ambac’s methods of accounting for variable interest entities and stock-based compensation.

P R O S P E C T U S

$500,000,000

Ambac Financial Group, Inc.

Common Stock, Preferred Stock and Debt Securities

Ambac Financial Group, Inc. may sell from time to time

•	common stock

•	preferred stock

•	debt securities

We urge you to read this prospectus and the accompanying prospectus supplement, which will describe the specific terms of the common stock, the preferred stock and the debt securities then being offered, carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or the accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

The date of this prospectus is May 6, 2003.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to an aggregate initial offering price of $500,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

AMBAC FINANCIAL GROUP, INC.

Ambac, headquartered in New York City, is a holding company whose subsidiaries provide financial guarantee products and other financial services to clients in both the public and private sectors around the world. Ambac was incorporated on April 29, 1991. Ambac provides financial guarantees for public finance and structured finance obligations through its principal operating subsidiary, Ambac Assurance Corporation.

Generally, financial guarantee products written by Ambac Assurance guarantee payment when due of the principal of and interest on the guaranteed obligation. In essence, Ambac steps in to make payments if the party responsible for making payments fails to do so.

Ambac Assurance has earned triple-A ratings, the highest ratings available from Moody’s Investors Service, Inc. in 1987, Standard & Poor’s Ratings Services in 1979, Fitch, Inc. in 1994 and Rating and Investment Information, Inc. in 1993. Ambac Assurance’s ratings have been periodically affirmed by each of the rating agencies and have never been revised downward or put on review for a possible downgrade. Moody’s and S&P’s ratings were last reaffirmed in 2002. Fitch’s rating was last reaffirmed in 2001, and R&I’s rating was last reaffirmed in 2003. These ratings are an essential part of Ambac Assurance’s ability to provide credit enhancement.

Ambac Assurance provides its financial guarantees for a variety of products, including:

•	public finance securities, which include bonds issued by state and local municipalities such as cities, counties, towns and villages, as well as water districts, sewer districts, higher educational institutions, hospitals, transportation authorities, housing authorities and other similar agencies;

•	mortgage-backed securities, which are bonds and notes where investors receive payments out of the interest and principal on the underlying mortgages that back the securities;

•	asset-backed securities, which are bonds and notes where investors receive payments out of cash flows from the underlying accounts receivable, loans, corporate debt or sovereign debt that back the securities; and

•	structured credit derivatives, which are privately negotiated contracts that provide an investor with credit protection against the occurrence of a specific event such as a payment default or bankruptcy relating to an underlying obligation.

Ambac Assurance, which serves the global capital markets, is primarily engaged in guaranteeing public finance securities, mortgage-backed securities and asset-backed securities. Global capital markets include the U.S. financial markets and international markets such as the United Kingdom, Japanese and Australian financial markets. Ambac Assurance is the successor of the founding financial guarantee insurance company, which wrote the first bond insurance policy in 1971.

Ambac Assurance seeks to minimize the risk inherent in its financial guarantee portfolio by maintaining a diverse portfolio which spreads its risk across a number of criteria, including issue size, type of obligation, geographic area and obligor, which is the entity responsible for making payments. In the case of default on a guaranteed obligation, payments under the financial guarantee policy generally may not be accelerated by the policyholder without Ambac Assurance’s consent. As of December 31, 2002, Ambac Assurance’s net financial guarantee in force, after giving effect for reinsurance, was $557.4 billion.

Ambac Credit Products, LLC, a wholly owned subsidiary of Ambac Assurance, provides credit protection in the global markets in the form of structured credit derivatives. Structured credit derivatives are privately negotiated contracts that require Ambac Credit to make payments upon the occurrence of certain defined credit events relating to an underlying obligation; generally a fixed income obligation. Structured credit derivatives issued by Ambac Credit are guaranteed by Ambac Assurance. Ambac Credit generally enters into structured credit derivative contracts in which its exposure is to highly rated risks.

Ambac provides financial services and investment products principally to its financial guarantee clients which include municipalities and their authorities, school districts, health care organizations and asset-backed issuers.

Through its financial services subsidiaries, Ambac provides financial and investment products that include:

•	investment agreements, which are contracts between Ambac and a client that provide for the guaranteed return of principal invested and for the payment of interest at a guaranteed rate;

•	interest rate swaps, which are transactions where one party, known as a counterparty, is required to make periodic payments of a fixed amount, calculated by applying a fixed rate to a constant dollar amount, and the other party, also known as a counterparty, is required to make periodic payments of amounts in the same currency, calculated by applying a floating rate to a constant dollar amount;

•	funding conduits, which are special purpose companies that help clients raise funds by issuing notes for the purpose of acquiring financial assets such as trade receivables from the client; and

•	investment advisory and cash management services, which consist of providing investment advice and money management services to school districts, hospitals and health care organizations and municipalities.

We conduct our investment agreement business through our subsidiary, Ambac Capital Funding, Inc. Ambac Capital provides investment agreements primarily to municipalities and their authorities, mortgage-backed security issuers, asset-backed security issuers and international issuers. The investment agreements written by Ambac Capital are guaranteed by Ambac Assurance. Investment agreements are primarily used by issuers to invest bond proceeds until the proceeds can be used for their intended purpose.

Ambac provides interest rate swaps through its subsidiary, Ambac Financial Services, L.P., primarily to states, municipalities and their authorities, issuers of asset-backed securities and other entities in connection with their financings. The interest rate swaps provided by Ambac Financial Services are guaranteed by Ambac Assurance and provide a financing alternative that is intended to reduce an issuer’s overall borrowing costs and/or help manage their interest rate risk.

Ambac provides investment advisory, cash management and fund administration services through its subsidiary, Cadre Financial Services, Inc., and broker/dealer services through its subsidiary, Ambac Securities, Inc., primarily to school districts, hospitals and health care organizations, and municipalities.

As a holding company, Ambac Financial Group, Inc. is largely dependent on dividends from Ambac Assurance, its principal operating subsidiary, to pay dividends on its capital stock, to pay principal of and interest on its indebtedness, to pay its operating expenses, to purchase its common stock in the open market and to make capital investments in its subsidiaries. Dividends from Ambac Assurance are subject to certain insurance regulatory restrictions.

Our principal executive offices are located at One State Street Plaza, New York, New York 10004 and our telephone number is (212) 668-0340.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and accompanying prospectus supplement may contain or incorporate by reference information that includes or is based upon forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995. Forward-looking statements give Ambac’s expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts and relate to future operating or financial performance.

Any or all of our forward-looking statements here or in other publications may turn out to be wrong and are based on current expectations and the current economic environment. Ambac’s actual results may vary materially, and there are no guarantees about the performance of our securities. Among factors that could cause actual results to differ materially are:

•	changes in the economic, credit or interest rate environment in the United States and abroad;

•	the level of activity within the national and worldwide debt markets;

•	competitive conditions and pricing levels;

•	legislative and regulatory developments;

•	changes in tax laws;

•	the policies and actions of the United States and other governments; and

•	other risks and uncertainties that have not been identified at this time.

Ambac is not obligated to publicly correct or update any forward-looking statement if we later become aware that it is not likely to be achieved, except as required by law. You are advised, however, to consult any further disclosures we make on related subjects in our reports to the SEC.

USE OF PROCEEDS

We intend to use the proceeds of any securities sold for general corporate purposes.

AMBAC FINANCIAL GROUP, INC.

RATIO OF EARNINGS TO FIXED CHARGES

The following table contains our ratio of earnings to fixed charges for each of the periods indicated:

	Years Ended December 31,					Three Months Ended
	2002	2001	2000	1999	1998	March 31, 2003	March 31, 2002
Ratio of Earnings to fixed charges	13.3x	14.4x	13.3x	11.6x	10.5x	14.8x	14.9x

We computed the ratio of earnings to fixed charges by dividing earnings before income taxes and extraordinary items plus fixed charges by the fixed charges. For the purpose of this ratio, fixed charges consist of interest expense incurred, capitalized interest, amortization of debt expense and one-third of rental payments under operating leases, an amount deemed representative of the appropriate interest factor. Since we did not have any preferred stock outstanding during the periods indicated above, our ratio of earnings to combined fixed charges and preference dividends for each relevant period will be the same as our ratio of earnings to fixed charges.

DESCRIPTION OF SECURITIES

This prospectus contains a summary of the common stock, preferred stock and debt securities that we may sell. These summaries are not meant to be a complete description of each security. However, this prospectus and accompanying prospectus supplement contain all the material terms of the securities being offered.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.01 per share, and 4,000,000 shares of preferred stock, par value $0.01 per share. No shares of preferred stock were issued or outstanding as of April 22, 2003.

Common stock

Voting rights.    Each holder of common stock is entitled to one vote for each share held on all matters to be voted upon by stockholders.

Dividends.    The holders of common stock, after any preferences of holders of any preferred stock, are entitled to receive dividends as determined by the board of directors.

Liquidation and dissolution.    If we liquidate or dissolve, the holders of the common stock will be entitled to share in our assets available for distribution to common stockholders in proportion to the amount of common stock they own. The amount available for common stockholders is calculated after payment of liabilities. Holders of any preferred stock will receive a preferential share of our assets before the holders of the common stock receive any assets.

Other rights.    Holders of the common stock have no right to

•	convert or exchange the stock into any other security;

•	have the stock redeemed; or

•	purchase additional stock or to maintain their proportionate ownership interest.

The common stock does not have cumulative voting rights. Holders of shares of our common stock are not required to make additional capital contributions.

Our common stock is listed and traded on the New York Stock Exchange under the symbol “ABK.”

Directors’ liability

Our amended and restated certificate of incorporation provides that, to the fullest extent permitted under Delaware law, a member of the board of directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director.

Our amended and restated certificate of incorporation allows us to indemnify directors and officers. We also maintain a directors’ and officers’ liability insurance policy.

Transfer agent and registrar

Citibank, N.A. is the transfer agent and registrar for the common stock.

Removal of directors by stockholders.    Delaware law provides that members of a board of directors may be removed, with or without cause, by a majority of the outstanding shares entitled to vote on the election of the directors.

Stockholder nomination of directors.    Our by-laws provide that a stockholder must notify us in writing of any stockholder nomination of a director at least sixty, but not more than ninety, days prior to the date of the meeting for the election of directors. Except that if we give less than seventy days notice or prior public disclosure of the date for the meeting, then notice by a stockholder is timely if received by us no later than the close of business on the tenth day on which such notice was mailed or such public disclosure was made.

10% stockholder provision.    Our subsidiary, Ambac Assurance, is a Wisconsin corporation and subject to the insurance and regulatory laws of the State of Wisconsin. Under Wisconsin insurance holding company laws, any acquisition of control of Ambac requires the prior approval of the Office of the Commissioner of Insurance of the State of Wisconsin. As a result, section 4.5 of our amended and restated certificate of incorporation provides that no stockholder may cast votes with respect to 10% or more of our voting stock, regardless of the actual number of shares of voting stock beneficially held by the stockholder. In addition, any voting stock held by a stockholder in excess of 10% will not count in the calculation of or toward a quorum at any meeting of stockholders. These voting restrictions will not apply to any stockholder whose acquisition or ownership of 10% or more of our voting stock has been approved by the Wisconsin Insurance Commissioner.

Delaware Business Combination Statute.    Section 203 of the Delaware General Corporation Law (“DGCL”) is applicable to us. Section 203 of the DGCL restricts some types of transactions and business combinations between a corporation and a 15% stockholder. A 15% stockholder is generally considered by Section 203 to be a person owning 15% or more of the corporation’s outstanding voting stock. Section 203 refers to a 15% stockholder as an “interested stockholder.” Section 203 restricts these transactions for a period of three years from the date the stockholder acquired 15% or more of our outstanding voting stock. With some exceptions, unless the transaction is approved by the board of directors and the holders of at least two-thirds of the outstanding voting stock of the corporation, Section 203 prohibits significant business transactions such as:

•	a merger with, disposition of significant assets to or receipt of disproportionate financial benefits by the 15% stockholder, or

•	any other transaction that would increase the 15% stockholder’s proportionate ownership of any class or series of our capital stock.

The shares held by the 15% stockholder are not counted as outstanding when calculating the two-thirds of the outstanding voting stock needed for approval.

The prohibition against these transactions does not apply if:

•	prior to the time that any stockholder became a 15% stockholder, the board of directors approved either the business combination or the transaction in which such stockholder acquired 15% or more of our outstanding voting stock, or

•	the 15% stockholder owns at least 85% of the outstanding voting stock of the corporation as a result of the transaction in which such stockholder acquired 15% or more of our outstanding voting stock. Shares held by persons who are both directors and officers or by some types of employee stock plans are not counted as outstanding when making this calculation.

Stockholders rights plan

Under Delaware law, a corporation may create and issue rights entitling the holders of such rights to purchase from the corporation shares of its capital stock of any class or classes, unless prohibited by its certificate of incorporation. The price and terms of these shares must be stated in the certificate of incorporation or in a resolution adopted by the board of directors.

We have entered into a stockholder rights agreement. As with most stockholder rights agreements, the terms of our rights agreement are complex and not easily summarized, particularly as they relate to the acquisition of our common stock and to the exercisability of the rights. This summary may not contain all of the information that is important to you. Accordingly, you should carefully read our rights agreement, which is incorporated by reference into this prospectus in its entirety.

Our rights agreement provides that each share of our common stock outstanding will initially have attached to it the right to purchase one one-hundredth of a Series A junior participating preferred share of Ambac. As a result of stock splits effected since the adoption of our stockholders rights agreement, each share of common stock presently has attached to it one-third of a share. The purchase price per one one-hundredth of a share of preferred stock is $190, but this amount may be adjusted in some circumstances.

Initially, the rights are attached to all common stock certificates representing shares then outstanding, and no separate rights certificates will be distributed. The rights will separate from the common stock and a distribution date will occur upon the earlier of

(a) 10 days following a public announcement that a person or group of affiliated or associated persons, known as an acquiring person, has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of common stock or, with respect to persons that beneficially own 15% or more of the outstanding shares of common stock on January 31, 1996, such person has acquired, or obtained the right to acquire, beneficial ownership of 25% or more of the outstanding shares of common stock, or

(b) 10 business days, or such later date as the board shall determine, following the commencement of a tender offer or exchange offer that would result in a person or group becoming an acquiring person.

Until the distribution date the rights will be evidenced by the common stock certificates and will be transferred with and only with such common stock certificates, new common stock certificates issued after the record date will contain a notation incorporating the rights agreement by reference and the surrender for transfer of any certificates for common stock outstanding will also constitute the transfer of the rights associated with the common stock represented by such certificate.

The rights are not exercisable until the distribution date and will expire at the close of business on January 31, 2006, unless earlier redeemed or exchanged by Ambac as described below.

As soon as practicable after the distribution date, rights certificates will be mailed to holders of record of the common stock as of the close of business on the distribution date and, thereafter, the separate rights certificates alone will represent the rights. Except as otherwise determined by the board, only shares of common stock issued prior to the distribution date will be issued with rights.

In the event that a person becomes an acquiring person, except pursuant to an offer for all outstanding shares of common stock that the independent directors determine to be fair to and otherwise in the best interests of Ambac and its stockholders, each holder of a right will then have the right to receive, upon exercise, common stock having a value equal to two times the exercise price of the right. Following the occurrence of the event set forth in this paragraph, all rights that are, or were, beneficially owned by any acquiring person will be null and void.

In the event that, at any time following the stock acquisition date,

(a) Ambac is acquired in a merger or other business combination transaction in which Ambac is not the surviving corporation, other than a merger which follows an offer described in the preceding paragraph, or

(b) fifty percent (50%) or more of Ambac’s assets, cash flow or earning power is sold or transferred,

each holder of a right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the right.

At any time after a person becomes an acquiring person and prior to the acquisition by such person or group of 50% or more of the outstanding common stock, the board may exchange the rights, other than rights owned by such person or groups which have become void, in whole or in part, at an exchange ratio of three shares of common stock, or one one-hundredth of a share of preferred stock, per right, subject to adjustment.

At any time until 10 days following the stock acquisition date, Ambac may redeem the rights in whole, but not in part, at a price of $.01 per right. Immediately upon the action of the board ordering redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the $.01 redemption price.

Any of the provisions of the rights agreement may be amended by the board prior to the distribution date. After the distribution date, the provisions of the rights agreement may be amended by the board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of rights, or to shorten or lengthen any time period under the rights agreement; however, no amendment may be made at the time when the rights are not redeemable.

The rights may have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire Ambac in a manner which causes the rights to become discount rights unless the offer is conditional on a substantial number of rights being acquired. The rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of Ambac and its stockholders as determined by a majority of the directors who are not affiliated with the person making the offer, or willing to negotiate with the board. The rights should not interfere with any merger or other business combination approved by the board since the board may, at its option, at any time until ten days following the stock acquisition date redeem all but not less than all the then outstanding rights at the redemption price.

The terms of our amended and restated certificate of incorporation and by-laws are complex and not easily summarized. The above summary may not contain all of the information that is important to you. Accordingly, you should carefully read our amended and restated certificate of incorporation and by-laws, which are incorporated by reference into this prospectus in their entirety.

Preferred stock

General.    We are authorized to issue 4,000,000 shares of preferred stock. No shares of preferred stock are currently issued or outstanding. However, shares of preferred stock designated as Series A junior participating preferred stock are authorized and reserved for issuance in connection with the rights agreement described above. Our board of directors may, without stockholder approval, issue shares of preferred stock. The board can issue more than one series of preferred stock. The board has the right to fix the number of shares, dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to the preferred stock it decides to issue.

Voting rights.    The DGCL provides that the holders of preferred stock will have the right to vote separately as a class on any proposal involving fundamental changes in the rights of holders of such preferred stock.

Conversion or exchange.    The prospectus supplement will describe the terms, if any, on which the preferred stock may be convertible into or exchangeable for our common stock, debt securities or other preferred stock. These terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option. These provisions may allow or require the number of our shares of common stock or other securities to be received by the holders of preferred stock to be adjusted.

DESCRIPTION OF DEBT SECURITIES

The debt securities will be issued under an indenture, dated as of April 22, 2003, between Ambac and JPMorgan Chase Bank which serves as the trustee under the indenture.

We have summarized all material provisions of the indenture below. The form of the indenture has been filed as an exhibit to the registration statement and you should read the indenture for provisions that may be important to you.

General

The debt securities will be our direct unsecured general obligations. The debt securities will rank equally with all of our other debt.

Because we are a holding company, our rights and the rights of our creditors, including the holders of debt securities, to participate in the assets of any subsidiary upon its liquidation or recapitalization will be subject to the prior claims of the subsidiary’s creditors, except to the extent that we may ourself be a creditor with recognized claims against the subsidiary.

A prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. The prospectus supplement will include some or all of the following for a particular series of debt securities:

•	the title of debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the price or prices at which we will sell the debt securities;

•	the maturity date or dates of the debt securities;

•	the per annum interest rate or rates, if any, on the series and the date or dates from which any such interest will accrue;

•	whether the amount of payments of principal of and premium, if any, or interest on the debt securities may be determined with reference to any index, formula or other method, such as one or more currencies, commodities, equity indices or other indices, and the manner of determining the amount of such payments;

•	the dates on which we will pay interest on the debt securities and the regular record date for determining who is entitled to the interest payable on any interest payment date;

•	the place or places where the principal of and premium, if any, and interest on the debt securities will be payable;

•	if we possess the option to do so, the periods within which and the prices at which we may redeem the debt securities, in whole or in part, pursuant to optional redemption provisions, and the other terms and conditions of any such provisions;

•	our obligation, if any, to redeem, repay or purchase debt securities by making periodic payments to a sinking fund or through an analogous provision or at the option of holders of the debt securities, and the period or periods within which and the price or prices at which we will redeem, repay or purchase the debt securities, in whole or in part, pursuant to such obligation, and the other terms and conditions of such obligation;

•	the denominations in which the debt securities will be issued, if other than $1,000 and integral multiples of $1,000;

•	the portion or methods of determining the portion of the principal amount of the debt securities which we must pay upon the acceleration of the maturity of the debt securities in connection with an Event of Default, as described below, if other than the full principal amount;

•	the currency, currencies or currency unit in which we will pay the principal of and premium, if any or interest, if any, on the debt securities, if not United States dollars;

•	provisions, if any, granting special rights to holders of the debt securities upon the occurrence of specified events;

•	any deletions from, modifications of or additions to the Events of Default or our covenants with respect to the applicable series of debt securities, and whether or not such Events of Default or covenants are consistent with those contained in the indenture;

•	the application, if any, of the terms of the indenture relating to defeasance and covenant defeasance, which terms are described below, to the debt securities;

•	whether any of the debt securities will be issued in global form and, if so, the terms and conditions upon which global debt securities may be exchanged for certificated debt securities;

•	the depositary for global or certificated debt securities;

•	any trustees, authenticating or paying agents, transfer agents or registrars or other agents with respect to the debt securities; and

•	any other terms of the debt securities consistent with the provisions of the indenture.

Restrictive Covenants

Unless we tell you otherwise in an accompanying prospectus supplement, the following restrictive covenants shall apply to each series of debt securities:

Limitation on Liens.    So long as any debt securities are outstanding, neither Ambac nor any of its subsidiaries will create, incur or guarantee any debt which is secured by any mortgage, pledge, lien, security interest or other encumbrance on any capital stock of Ambac Assurance, any successor to the business of Ambac Assurance which is also a subsidiary of Ambac or any corporation, other than Ambac, having direct or indirect control of Ambac Assurance or any such successor. However, this restriction will not apply if the debt securities then outstanding are secured at least equally and ratably with the otherwise prohibited secured debt so long as it is outstanding.

Limitations on Dispositions of Stock of Certain Subsidiaries.    So long as any debt securities are outstanding and subject to the provisions of the indenture regarding mergers, consolidations and sales of assets, neither Ambac nor any of its subsidiaries will sell or otherwise dispose of any shares of capital stock of Ambac Assurance, any successor to the business of Ambac Assurance which is also a subsidiary of Ambac or any corporation, other than Ambac, having direct or indirect control of Ambac Assurance or any such successor, except for:

•	a sale or other disposition of any of such stock to a wholly-owned subsidiary of Ambac or of such subsidiary;

•	a sale or other disposition of all of such stock for at least fair value, as determined by Ambac’s board of directors acting in good faith, or

•	a sale or other disposition of any of such stock for at least fair value, as determined by Ambac’s board of directors acting in good faith, if, after such transaction, Ambac and its subsidiaries would own more than 80% of the issued and outstanding voting stock of Ambac Assurance or any such successor.

Consolidation, Merger, Sale of Assets and Other Transactions

Under the indenture, so long as any debt securities are outstanding, we may not consolidate or merge with another corporation or convey, transfer or lease its properties or assets as an entirety or substantially as an entirety to another person, unless:

•	the successor or purchaser is a corporation organized under the laws of the United States, any state within the United States or the District of Columbia;

•	the successor or purchaser expressly assumes our obligations under the indenture and the debt securities; and

•	immediately after the transaction, no Event of Default, and no event which, if notice was given and/or a certain period of time passed, would become an Event of Default, shall exist.

Except as described above, neither the indenture nor the debt securities contain change of control or similar provisions intended to protect you by requiring us to repurchase or redeem the debt securities if we become involved in a merger or other significant corporate event. In addition, except as described above, no indenture provisions prohibit us from entering into a merger or a significant corporate event.

Events of Default

Unless we tell you otherwise in an accompanying prospectus supplement, the following shall constitute “Events of Default” under the indenture with respect to each series of debt securities:

•	our failure for 30 days to pay any interest on any debt security of such series when due;

•	our failure to pay principal or premium, if any, on any debt security of such series when due, regardless of whether such payment became due because of maturity, redemption, acceleration or otherwise;

•	our failure to perform any of our covenants with respect to such debt securities for 60 days after we receive notice of such failure; and

•	certain events of bankruptcy, insolvency or reorganization of Ambac, Ambac Assurance or any successor to the business of Ambac Assurance which is also a subsidiary of Ambac.

We are required to file with the trustee each year a written statement as to our compliance with certain of our obligations under the indenture.

Remedies

If an Event of Default resulting from the failure to pay interest or principal or premium, if any, on the debt securities of any series exists, either the trustee or the holders of 25% in aggregate principal amount of outstanding debt securities of such series may declare the principal of all the outstanding debt securities of that series and all accrued interest on those debt securities immediately due.

If one of the other Events of Default exists, either the trustee or the holders of 25% in aggregate principal amount of the outstanding debt securities of all existing series, voting together as one class, may declare the principal of all the outstanding debt securities of all series and all accrued interest on those debt securities immediately due.

Under certain conditions, these declarations may be annulled and defaults which have been cured may be waived by the holders of a majority in aggregate principal amount of the outstanding debt securities of the affected series, voting separately, or of all series, voting together as one class, whichever was required to make the declaration in the first place.

Before the principal of the debt securities of any series is declared immediately due as described above, the holders of a majority in aggregate principal amount of the outstanding debt securities of the affected series, voting separately, or of all series, voting together as one class, depending on the nature of the Event of Default, may waive any Event of Default other than an Event of Default:

•	resulting from a failure to pay principal of and premium, if any, or interest on any of the debt securities or

•	in respect of a provision of the indenture which cannot be modified without the consent of the holder of each debt security affected by the modification.

If an Event of Default occurs, the holders of a majority in aggregate principal amount of the outstanding debt securities of the affected series, voting separately, or of all series, voting together as one class, depending on the nature of the proceeding, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee. However, unless the indenture requires otherwise, the trustee is not under any obligation to exercise any of its rights or powers under the indenture at the request or direction of holders of debt securities unless such holders offer reasonable indemnity to the trustee.

Defeasance and Covenant Defeasance

We may, at our option, irrevocably deposit with the trustee money and/or United States government obligations in an amount that would be sufficient to pay the principal of and premium, if any, and interest on the debt securities of a series when each payment becomes due. If we do so, we may then elect to take advantage of the concept of defeasance, which allows us to be discharged from our obligations on the debt securities of such series, other than certain continuing obligations specified in the indenture relating to:

•	the transfer of debt securities;

•	the replacement of temporary or mutilated, lost or stolen debt securities; and

•	the place we maintain for payments of the debt securities.

Alternately, we may elect to take advantage of the concept of covenant defeasance, which allows us to be discharged from our obligations with respect to the debt securities of such series under certain covenants.

Notwithstanding the deposit of funds and/or United States government obligations described above, in order to effect defeasance or covenant defeasance, the indenture requires us to deliver to the trustee an opinion of counsel that the contemplated defeasance or covenant defeasance will not cause the holders of debt securities of the relevant series to recognize income, gain or loss for federal income tax purposes.

Modification and Waiver

Under the indenture, Ambac and the trustee may supplement the indenture for certain purposes which would not materially adversely affect the interests of the holders of debt securities of a series without the consent of those holders. Ambac and the trustee may also modify the indenture or any supplemental indenture in a manner that affects the interests or rights of the holders of debt securities with the consent of the holders of at least a majority in principal amount of the outstanding debt securities of all affected series, voting together as one class. However, any modification which would

(a) change the maturity or reduce the principal amount of any debt securities, reduce their interest rate or extend the time of interest payments, reduce any amount payable upon redemption of any debt securities or impair or affect the right of any holder of debt securities to institute suit for payments on the debt securities or

(b) make certain changes to the requirements for modification of the indenture or any supplemental indenture requires the consent of each holder of debt securities that would be affected by the modification.

The indenture permits the holders of a majority in aggregate principal amount of the outstanding debt securities of all series, voting together as one class, to waive our compliance with certain covenants contained in the indenture.

Payment and Paying Agents

We will make payment of principal of and premium, if any, and interest on debt securities at the place we designate. We may, at our option, make payments of interest by check mailed to the address of the person entitled to receive such interest payment according to the register for the debt securities or by transfer to an account of such person. Interest payments will be made to the person in whose name a debt security is registered as of a certain number of days prior to the relevant payment date. Although we may designate additional paying agents or remove paying agents, we will at all times maintain a paying agent in each place we designate for payment.

If the debt securities are represented by global certificates, payments will be made to The Depository Trust Company.

Denominations, Registrations and Transfer

Unless we tell you otherwise in an accompanying prospectus supplement, debt securities will be represented by one or more global certificates registered in the name of a nominee for The Depository Trust Company. In such case, each owner’s beneficial interest in the global securities will be shown on the records of DTC and transfers of beneficial interests will only be effected through DTC’s records.

Beneficial interests in a global security may only be exchanged for certificated securities registered in the particular owner’s name if:

•	DTC notifies us that it is unwilling or unable to continue serving as the depositary for the relevant global securities or DTC ceases to maintain certain qualifications under the Securities Exchange Act of 1934 and no successor depositary has been appointed for 90 days;

•	we determine, in our sole discretion, that the global security shall be exchangeable; or

•	an Event of Default has occurred and is continuing.

If debt securities are issued in certificated form, they will only be issued in the minimum denomination specified in the accompanying prospectus supplement and integral multiples of such denomination. Transfers and exchanges of such debt securities will only be permitted in such minimum denomination. Transfers of debt securities in certificated form may be registered at the trustee’s corporate office or at the offices of any paying agent or trustee appointed by Ambac under the indenture. Exchanges of debt securities for an equal aggregate principal amount of debt securities in different denominations may also be made at such locations.

Governing Law

The indenture and debt securities will be governed by the laws of New York.

Our Relationship with the Trustee

The trustee under the indenture, JPMorgan Chase Bank occasionally acts as trustee in connection with obligations insured by Ambac and its subsidiaries. JPMorgan Chase Bank is also acting as a trustee in connection with certain debt obligations that were previously issued by us. In addition, we have various business dealings with J.P. Morgan Securities Inc., an affiliate of the trustee.

Conversion or exchange rights

The prospectus supplement will describe the terms, if any, on which a series of debt securities may be convertible into or exchangeable for our common stock, preferred stock or other debt securities. These terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option. These provisions may allow or require the number of our shares of common stock or other securities to be received by the holders of such series of debt securities to be adjusted.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements, and other information with the SEC. These reports, proxy statements, and other information can be read and copied at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC, including Ambac. These reports, proxy statements and other information can also be read at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

This prospectus is part of a registration statement filed by us with the SEC. The full registration statement can be obtained from the SEC as indicated above, or from us.

The SEC allows us to “incorporate by reference” the information we file with the SEC. This permits us to disclose important information to you by referencing these filed documents. Any information referenced this way is considered part of this prospectus, and any information filed with the SEC subsequent to this prospectus and prior to the termination of the particular offering referred to in such prospectus supplement will automatically be deemed to update and supersede this information. We incorporate by reference the following documents which have been filed with the SEC:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (filed on March 28, 2003);

•	Current Reports on Form 8-K filed January 24, 2003, February 28, 2003, March 4, 2003, March 20, 2003, March 26, 2003, March 31, 2003 and April 21, 2003;

•	Registration Statements on Form 8-A dated June 12, 1991 and February 28, 1996; and

•	Annual Report of Employee Stock Purchase Plans on Form 11-K (filed June 28, 2002).

We incorporate by reference the documents listed above and any future filings made with the SEC in accordance with Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, with the exception of any documents deemed not to be filed and any documents filed pursuant to Item 402(a)(8) of Regulation S-K under the Securities Act.

We will provide without charge upon written or oral request, a copy of any or all of the documents which are incorporated by reference to this prospectus, other than exhibits which are specifically incorporated by reference into those documents. Requests should be directed to Peter R. Poillon, First Vice President, Investor Relations, Ambac Financial Group, Inc., One State Street Plaza, New York, New York 10004 (telephone number (212) 668-0340).

PLAN OF DISTRIBUTION

We may sell the common stock, preferred stock or any series of debt securities in one or more of the following ways from time to time:

•	to underwriters for resale to investors;

•	directly to investors; or

•	through agents to investors.

The prospectus supplements will state the terms of the offering of the securities, including:

•	the name or names of any underwriters or agents,

•	the purchase price of such securities and the proceeds to be received by us,

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation,

•	any initial public offering price of such securities,

•	any discounts or concessions allowed or reallowed or paid to dealers, and

•	any securities exchanges on which such securities may be listed.

If we use underwriters in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including:

•	negotiated transactions,

•	at a fixed public offering price or prices, which may be changed,

•	at market prices prevailing at the time of sale, or

•	at prices related to prevailing market prices.

Unless otherwise stated in a prospectus supplement, the obligations of the underwriters to purchase any securities will be conditioned on customary closing conditions and the underwriters will be obligated to purchase all of such securities, if any are purchased.

Underwriters and agents may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the underwriters or agents may be required to make.

Underwriters and agents may be customers of, engage in transactions with, or perform services for us and our affiliates in the ordinary course of business.

Any underwriters to whom securities are sold by us for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities, other than the common stock, may or may not be listed on a national securities exchange. Securities offered by a prospectus supplement will be a new issue of securities and will have no established trading market, other than our common stock which is listed on the New York Stock Exchange. Any common stock sold will be listed on the New York Stock Exchange, upon official notice of issuance.

LEGAL OPINIONS

Anne G. Gill, Esq., First Vice President, Corporate Secretary and Assistant General Counsel of Ambac, One State Street Plaza, New York, New York 10004, and/or Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York 10036 will act as our legal counsel. Anne G. Gill, Esq. will issue an opinion about the legality of the securities. Anne G. Gill, Esq. beneficially owns, or has the right to acquire under Ambac’s employee benefit plans, an aggregate of less than 1% of Ambac’s common stock. Sidley Austin Brown & Wood LLP, New York, New York, will act as counsel to the underwriters or agents.

EXPERTS

Ambac and Ambac Assurance’s consolidated financial statements and related financial statement schedules as of December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002, and financial statements which appear in the Annual Report of Employee Stock Purchase Plans on Form 11-K, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

$350,000,000

Ambac Financial Group, Inc.

% Debentures due 2035

P R O S P E C T U S  S U P P L E M E N T

                     , 2005

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